SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE TO

                               (AMENDMENT NO. 5)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                           MAXWELL SHOE COMPANY INC.
                      (Name of Subject Company (Issuer))

                             MSC ACQUISITION CORP.
                           JONES APPAREL GROUP, INC.
                     (Names of Filing Persons -- Offerors)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   577766108
                     (CUSIP Number of Class of Securities)

                              IRA M. DANSKY, ESQ.
                           JONES APPAREL GROUP, INC.
                                 1411 BROADWAY
                           NEW YORK, NEW YORK 10018
                           TELEPHONE: (212) 536-9526

                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                  Copies to:

                            SCOTT A. BARSHAY, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 474-1000



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                                  SCHEDULE TO

     This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2004 (as previously amended, the "Schedule TO"), relating to the offer by MSC Acquisition Corp., a New York corporation ("Purchaser") and an indirect wholly owned subsidiary of Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"), to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), and (2) unless and until validly redeemed by Maxwell's Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell (the "Rights") issued pursuant to the Rights Agreement, dated as of November 2, 1998 (as amended from time to time, the "Rights Agreement"), by and between Maxwell and EquiServe Trust Company, N.A., as Rights Agent, at a price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 23, 2004, and in the related Letter of Transmittal. Unless the context otherwise requires, all references herein to the "Shares" shall be deemed to include the associated Rights, and all references herein to the "Rights" shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The section entitled "Transactions with Maxwell" under "THE
OFFER--Section 10" of the Offer to Purchase ("Background of the Offer; Transactions with Maxwell"), which was amended by Amendment No. 4 to Schedule TO filed with the SEC on April 7, 2004 and publicly available on April 8, 2004, is hereby amended by restating the following paragraphs at the end of such section:

          "Jones acquired Kasper A.S.L., Ltd. ("Kasper"), which owned the rights to the AK Anne Klein brand name, on December 1, 2003 for a total consideration of $259.3 million in cash. Prior to its acquisition by Jones, Kasper owned the Marks and was the licensor under the license agreement. JIC became a party to the license agreement after Jones acquired Kasper.

          From December 1, 2003 (the date of Jones' acquisition of Kasper) to April 3, 2004, Jones and its subsidiaries recorded revenues aggregating approximately $1.12 million related to the license agreement.

          As a result of the Offer and the Proposed Merger, Jones would acquire the license agreement and the other product lines of Maxwell, and Jones currently intends to incorporate the product offerings of Maxwell, including the products offered under the license agreement, into the product offerings of Jones. After consummation of the Offer and the Proposed Merger, Jones would acquire all revenues generated by Maxwell in respect of the Maxwell products licensed under the license agreement and, while Jones has not made a decision in this regard, it is possible that Jones would cause the license agreement to be canceled."

                                   SIGNATURE


     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of April 9, 2004 that the information set forth in this statement is true, complete and correct.


                                       MSC ACQUISITION CORP.,

                                       By:   /s/ Wesley R. Card
                                            ----------------------------------
                                            Name:  Wesley R. Card
                                            Title: Chief Financial Officer and
                                                   Treasurer

                                       JONES APPAREL GROUP, INC.,

                                       By:   /s/ Wesley R. Card
                                            ----------------------------------
                                            Name:  Wesley R. Card
                                            Title: Chief Operating and
                                                   Financial Officer